December 5, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Luther Burbank Corporation

Registration Statement on Form S-1, as amended

File No. 333-221455

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Luther Burbank Corporation (the “Company”) in its request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-221455) (the “Registration Statement”), be accelerated, and that the Registration Statement be declared effective as of 4:00 PM, Eastern Time, on December 7, 2017, or as soon thereafter as practicable.

In this regard, pursuant to Rule 460 of the Securities Act, we hereby advise you that 2,329 copies of the preliminary prospectus dated November 27, 2017 were furnished to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Michael Garea
Name: Michael Garea
Title: Managing Director, Capital Markets

SANDLER O’ NEILL & PARTNERS, L.P.

By: Sandler O'Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper
Name: Christopher S. Hooper
Title: Secretary